FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”) Suite 2300 – 1177 West Hastings Street Vancouver, B.C. V6E 4K3

Item 2.	Date of Material Change

March 26, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 26, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have filed their Annual Report for Fiscal 2011

Item 5.	Full Description of Material Change

The Issuer reports that, on March 23, 2012, the Issuer filed its Annual Information Form for the period ended December 31, 2011 with certain securities commissions in Canada and its Form 40F for the period ended December 31, 2011 with the US Securities and Exchange Commission.

Shareholders can obtain copies of these documents, as well as the Issuer’s complete audited financials for the period ended December 31, 2011 and related management discussion and analysis, on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and on the Issuer’s website at www.ithmines.com. ITH will also provide hard copies of these documents, free of charge, to shareholders who request a copy directly from the Issuer.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, President & CEO Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

March 29, 2012